EXHIBIT 3.1

Apollo Strategic Growth Capital ii

(the "Company")

extract of the minutes of an extraordinary general meeting of the company held ON 5 may 2023

Sanjay Patel, the acting Chairman at the Extraordinary General Meeting of the Company held on 5 May 2023 (the "Meeting"), hereby certifies that this is a true extract of the minutes of the Meeting:

1.1	PROPOSAL 1 – THE EXTENSION AMENDMENT PROPOSAL
1.2	As a special resolution THAT, effective immediately, the Fourth Amended and Restated Memorandum and Articles of Association of the Company be amended by:
(a)	amending Article 1 by deleting the following words from the definition of “Completion Window”:

“the date that is the later of (i) 24 months after such closing date of the Offering and (ii) if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of the Offering but has not completed the initial Business Combination within such 24 month period, the date that is 27 months after such closing date of the Offering.”

(b)	and replacing them with the words:

“February 12, 2024, or such earlier date as determined by the Directors in their sole and absolute discretion.”

1.3	PROPOSAL 2 - THE REDEMPTION LIMITATION AMENDMENT PROPOSAL
1.4	As a special resolution THAT, effective immediately, the Fourth Amended and Restated Memorandum and Articles of Association of the Company be amended by:
(a)	amending Article 1 by deleting in its entirety the following sentence:

“Redemption Limitation” has the meaning ascribed to it in Article 21.”;

(b)	amending Article 21 by deleting the following words:

“; provided, however, that the Company will only redeem Offering Shares so long as (after such redemption), the net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor rule)), of the Company, or of any entity that succeeds the Company as a public company, will be at least $5,000,001 either immediately prior to or upon consummation of the initial Business Combination or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the initial Business Combination (such limitation hereinafter called the "Redemption Limitation")”;

(c)	amending Article 26 by deleting the following words:
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“if the Redemption Limitation is not exceeded.”

and replacing them with the words:

“with the sanction of an Ordinary Resolution.”; and

(d)	deleting in its entirety the following sentence of Article 30:

“The Company’s ability to provide such opportunity is subject to the Redemption Limitation.”

2.	voting
2.1	The Resolutions were put to the meeting and each Resolution was carried.

Capitalised terms have the same meaning as defined in the minutes of the Meeting. Paragraph numbers of the extract do not correspond with those in the minutes of the Meeting.

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/s/ Sanjay Patel
Sanjay Patel, Chairman

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